EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended
	March 31,	March 31,
	2005	2004

1. Net income	$1,303	$1,517

2. Weighted average common shares outstanding	3,016,609	2,990,989
3. Common stock equivalents due to dilutive effect of stock options	123,713	124,646

4. Total weighted average common shares and equivalents outstanding	3,140,322	3,115,635

5. Basic earnings per share	$.43	$.51

6. Diluted earnings per share	$.42	$.49

19